UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Innocoll AG
(Name of Issuer)

American Depositary Shares, each
representing 1/13.25 of an Ordinary Share
Ordinary Shares, €1.00 nominal value per share

(Title of Class of Securities)

45780Q103

(CUSIP Number)

Paul Oxholm
Investment Partners, L.P.
855 Berkshire Boulevard, Suite 103
Wyomissing, Pennsylvania 19610
Telephone: (610) 775-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

July 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780Q103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Investment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,997 Shares
	8.	SHARED VOTING POWER See response to row 7.
	9.	SOLE DISPOSITIVE POWER 98,997 Shares
	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,997 Shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%[1]
14.	TYPE OF REPORTING PERSON PN

1	Reporting Persons are party to a voting agreement with certain shareholders, and may be deemed to beneficially own the aggregate of 1,120,667 Ordinary Shares held by the group, representing approximately 67.16% of the outstanding Ordinary Shares (including all options to vest within 60 days).

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Item 1.         Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, €1.00 notional value per share (each, a “Share,” and collectively, the “Shares”), of Innocoll AG, a German stock corporation (“Innocoll” or the “Issuer”). The principal executive offices of Innocoll are located at Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland.

Item 2.          Identity and Background

(a) – (c) This Schedule 13D is being filed by Investment Partners, L.P. (the “Reporting Person”), which has sole voting and disparities power over 98,997 Shares, 86,371 of which have been issued, and 12,626 of which are issuable upon the exercise of options that have vested or will vest within 60 days of the date of the IPO prospectus filed by the Issuer on July 25, 2014.

The Reporting Person is a limited partnership organized under the laws of the State of Pennsylvania. The general partner of the Reporting Person is ACL Investments, L.L.C. Paul Oxholm and Carlton Schmidt are the members of ACL Investments, L.L.C. and constitute all of the managers of ACL Investments, L.L.C. ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt may, therefore, be deemed to be the beneficial owners of the ordinary shares held by the Reporting Person.

The Reporting Person, ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt business address is 855 Berkshire Boulevard, Suite 103, Wyomissing, Pennsylvania 19610.

The principal business of the Reporting Person is the venture capital investment business.

(d) – (e) During the five years prior to the date hereof, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

As reported in the IPO prospectus filed by the Issuer on July 25, 2014, the Reporting Person beneficially owned the 96,901 Shares prior to the Issuer’s IPO. On July 25, 2014, the Reporting Person purchased 2,096 Shares at the IPO (represented by American Depositary Shares) (“ADSs”). The funds for both transactions were obtained from the working capital of the Reporting Person. This Schedule 13D is filed for the purpose of disclosing the possible deemed formation of a group in connection with that certain Supervisory Board Member Nomination and Voting Agreement, dated as of July 24, 2014 (the “Voting Agreement”). Other than as set forth in the Voting Agreement, the Reporting Person disclaims beneficial ownership of the Shares held by the other members of the group.

Item 4.          Purpose of Transaction

The Reporting Person acquired the 96,901 Shares for investment purposes. The Reporting Person entered into the Voting Agreement solely for the purpose of designating a Sofinnova Board Nominee (as defined in the Voting Agreement) to be appointed or elected to the supervisory board of Innocoll.

Item 5.          Interest in Securities of the Issuer

(a) – (b)         The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 1,495,090 Shares outstanding on July 25, 2014, as reported in the Issuer’s IPO prospectus filed by the Issuer on July 25, 2014.

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(c)	On July 25, 2014, the Reporting Person purchased 2,096 Shares represented by ADSs at the IPO purchase price.

(d)	None

(e)	Not applicable

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above, or between such person and any other person with respect to the securities of the Issuer, except for the Voting Agreement referenced in Item 3 hereto.

Item 7.          Material to Be Filed as Exhibits

Exhibit 1	Form of Supervisory Board Member Nomination and Voting Agreement, among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain shareholders of Innocoll AG (incorporated by reference to Exhibit 1 from Exhibit 10.7 to the Issuer’s Amendment No. 2 to the Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 24, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2014

INVESTMENT PARTNERS, L.P.

By: ACL Investments, L.L.C., its General Partner

By:	/s/ Paul Oxholm
Name:	Paul Oxholm
Title:	Member

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